UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ENDO INTERNATIONAL PLC
(Name of Issuer)

Ordinary Shares, $0.0001 par value per share
(Title of Class of Securities)

G30401106
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 10 Pages
Exhibit Index: Page 8

CUSIP No. G30401106	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
GLENVIEW CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
7,489,768

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
7,489,768

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,489,768

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.25%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. G30401106	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
LARRY ROBBINS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
8,000

	6	SHARED VOTING POWER
7,489,768

	7	SOLE DISPOSITIVE POWER
8,000

	8	SHARED DISPOSITIVE POWER
7,489,768

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,497,768

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.26%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Page 4 of 10 Pages

Item 1(a).	Name of Issuer:

Endo International plc (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

First Floor, Minerva House, Simmonscourt Road, Ballsbridge, Dublin 4, Ireland

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)
i)	Glenview Capital Management, LLC (“Glenview Capital Management”); and
ii)	Larry Robbins (“Mr. Robbins”).

This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership (“Glenview Capital Partners”), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Capital Master Fund”), Glenview Institutional Partners, L.P., a Delaware limited partnership (“Glenview Institutional Partners”), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Glenview Offshore Opportunity Master Fund”), and Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership (“Glenview Capital Opportunity Fund”), and certain custodial accounts controlled by Mr. Robbins.

Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, Glenview Offshore Opportunity Master Fund, and Glenview Capital Opportunity Fund. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c).	Citizenship:

i) Glenview Capital Management is a Delaware limited liability company;
ii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Ordinary Shares, $0.0001 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

G30401106

Page 5 of 10 Pages

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2020, Glenview Capital Management may be deemed the beneficial owner of 7,489,768 Shares. This amount consists of: (A) 359,288 Shares held for the account of Glenview Capital Partners; (B) 2,237,152 Shares held for the account of Glenview Capital Master Fund; (C) 953,530 Shares held for the account of Glenview Institutional Partners; (D) 1,592,099 Shares held for the account of Glenview Offshore Opportunity Master Fund; and (E) 2,347,699 Shares held for the account of Glenview Capital Opportunity Fund.

As of December 31, 2020, Mr. Robbins may be deemed the beneficial owner of 7,497,768 Shares. This amount consists of the 7,489,768 Shares beneficially owned by Glenview Capital Management plus 8,000 Shares held in certain custodial accounts controlled by Mr. Robbins.

Item 4(b)	Percent of Class:

As of December 31, 2020, Glenview Capital Management may be deemed the beneficial owner of approximately 3.25% of Shares outstanding and Mr. Robbins may be deemed the beneficial owners of approximately 3.26% of Shares outstanding. (There were 230,292,329 Shares outstanding as of October 30, 2020, according to the Issuer’s quarterly report on Form 10-Q, filed November 6, 2020.)

Item 4(c)	Number of Shares as to which such person has:

Glenview Capital Management
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	7,489,768
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	7,489,768

Mr. Robbins
(i) Sole power to vote or direct the vote:	8,000
(ii) Shared power to vote or direct the vote:	7,489,768
(iii) Sole power to dispose or direct the disposition of:	8,000
(iv) Shared power to dispose or direct the disposition of:	7,489,768

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Page 6 of 10 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Items 2 and 4 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Name: Mark J. Horowitz
Title: Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

February 16, 2021

Page 8 of 10 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement	9
B	Power of Attorney	10

Page 9 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares, $0.0001 par value per share of Endo International plc dated as of February 16, 2021 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

GLENVIEW CAPITAL MANAGEMENT, LLC

By:	/s/ Mark J. Horowitz
Name: Mark J. Horowitz
Title: Co-President of Glenview Capital Management, LLC

LARRY ROBBINS

By:	/s/ Mark J. Horowitz
Mark J. Horowitz, attorney-in-fact for Larry Robbins

February 16, 2021

Page 10 of 10 Pages

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, Larry Robbins, hereby make, constitute and appoint Mark J. Horowitz, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Chief Executive Officer or in other capacities of Glenview Capital Management, LLC, a Delaware limited liability company, and each of its affiliates or entities advised or controlled by me or Glenview Capital Management, LLC, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including, without limitation, all documents relating to filings with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended (the “Act”), and the rules and regulations promulgated thereunder, including, without limitation: (1) all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, including, without limitation: (a) any acquisition statements on Schedule 13D or Schedule 13G and any amendments thereto, (b) any joint filing agreements pursuant to Rule 13d-1(k), and (c) any initial statements of, or statements of changes in, beneficial ownership of securities on Form 3, Form 4 or Form 5 and (2) any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.
This Power of Attorney revokes the previous Power of Attorney, executed by the undersigned on February 10, 2009, and shall remain in effect until revoked, in writing, by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 2nd day of February, 2016.

/s/ Larry Robbins
Larry Robbins